Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-129871
PROSPECTUS SUPPLEMENT DATED MARCH 13, 2006
TO
PROSPECTUS DATED DECEMBER 22, 2005
Offer by Banner Acquisition, Inc.
to Exchange Each Outstanding Share of Common Stock
of
Inamed Corporation
for
$84.00 in Cash
or
0.8498 of a Share of Common Stock of Allergan, Inc.
subject in each case, to the proration and election procedures described in the prospectus (as supplemented) and the related letter of election and transmittal
      The following information supplements, and must be read in conjunction with, the Prospectus dated December 22, 2005 of Allergan, Inc. All capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

      The respective Boards of Directors of Allergan, Inamed and Banner Acquisition, Inc., have approved an amendment to the Allergan Merger Agreement, dated as of March 11, 2006 (the “Amendment”). The Amendment provides that Inamed stockholders who tender Inamed Shares in the Offer and Inamed stockholders whose Inamed Shares are cancelled in the Inamed Merger, in each case who do not make a valid election of consideration, will be deemed to have elected to receive Allergan common stock in exchange for their Inamed Shares. The parties entered into the Amendment in an effort to treat fairly those Inamed stockholders who do not make valid elections in the Offer and the Inamed Merger. Prior to the Amendment, non-electing Inamed stockholders would have received whatever form of consideration was remaining (or a proportionate share of each form of consideration if neither the cash or stock consideration was oversubscribed), after taking into account the preferences of the Inamed stockholders who made valid elections. However, due to the increase in the trading price of Allergan common stock since Offeror first announced the Offer, there currently is a significant difference between the value of the cash consideration of $84.00 per Inamed Share and the implied value of the 0.8498 of a share of Allergan common stock issuable per Inamed share. Based on the closing sales price of a share of Allergan common stock on March 10, 2006, the last full trading day prior to the date of the Amendment, 0.8498 of a share of Allergan common stock had an implied value of $98.64. As a result of the Amendment, Inamed stockholders who make no consideration election in either the Offer or the Inamed Merger, as the case may be, will be deemed to have elected to receive Allergan common stock in exchange for their Inamed Shares. Elections of Inamed stockholders in the Offer and the Inamed Merger, as the case may be, are subject to proration so that 45% of the aggregate Inamed shares tendered in the Offer and 45% of the aggregate Inamed Shares canceled in the Inamed Merger will be exchanged for cash and 55% of the aggregate Inamed Shares tendered in the Offer and 55% of the aggregate Inamed Shares cancelled in the Inamed Merger will be exchanged for shares of Allergan common stock. If Inamed stockholders elect (including deemed elections of non-electing stockholders) more than the aggregate number of shares of Allergan common stock available in the Offer or the Inamed Merger, as the case may be, Allergan will prorate the shares of Allergan common stock proportionally among the Inamed stockholders electing Allergan common stock (including those deemed to have elected stock) in the Offer or the Inamed Merger, as the case may be. As a consequence of the Amendment, Inamed stockholders who desire to receive cash for their Inamed Shares either in the Offer or the Inamed Merger must now affirmatively elect to receive cash. No other terms of the Allergan Merger Agreement were amended.
      The foregoing summary describes the material provisions of the Amendment, a copy of which is attached hereto as Annex A and incorporated herein by reference.
The date of this prospectus supplement is March 13, 2006.

ANNEX A
AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
      THIS AMENDMENT NO. 1 (this “Amendment”) to the Agreement and Plan of Merger, dated as of December 20, 2005 (the “Merger Agreement”), by and among Allergan, Inc., a Delaware corporation (“Parent”), Banner Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Inamed Corporation, a Delaware corporation (the “Company”) is entered into as of this 11th day of March, 2006 with reference to the following facts:
      WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company each have determined it to be appropriate and advisable to amend certain provisions of the Merger Agreement to provide that Company stockholders who tender Shares pursuant to the Offer or whose Shares are canceled pursuant to the Merger, and who do not validly specify a choice of consideration with respect to the Exchange Offer or the Merger, will be deemed to have elected to have made the respective elections provided below.
      WHEREAS, defined terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement.
      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in or incorporated by reference into this Amendment and intending to be legally bound hereby, the parties hereto agree as follows:
      1. Amendments. The Merger Agreement hereby is amended as set forth below:
      (a) Section 1.01(e) of the Merger Agreement is hereby deleted in its entirety and replaced by the following text:
      “(e) Each Share validly tendered but which is not the subject of a valid Election shall be deemed to be tendered subject to a Parent Stock Election.”
      (b) Section 3.01(d) of the Merger Agreement is hereby deleted in its entirety and replaced by the following text:
      “(d) Each Share canceled in exchange for the right to receive the Merger Consideration but which is not surrendered subject to a valid Merger Election, and any Dissenting Shares as to which the holder does not validly perfect, or later waives, withdraws or loses the right to appraisal and payment under the DGCL prior to the Election Deadline, shall be deemed to be surrendered subject to a Stock Merger Election. Any Dissenting Shares as to which the holder fails to perfect or later waives, withdraws or loses the right to appraisal and payment under the DGCL after the Election Deadline shall be deemed tendered subject to a Cash Merger Election, and will remain subject to proration to the same extent as if such holder surrendered such formerly Dissenting Shares promptly following the Effective Time subject to a valid Cash Merger Election.”
      (c) The first sentence of Section 9.08 of the Merger Agreement is hereby deleted in its entirety and replaced by the following text:
      “Except as modified by any subsequent amendment permitted by Section 9.07(a) of this Agreement, this Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter, the Exhibits and the Annexes hereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement.”
      2. No Further Amendments. Except as expressly amended pursuant to Section 1 hereof, the remaining terms of the Merger Agreement are and remain in full force and effect in accordance with their terms, notwithstanding the execution and delivery of this Amendment.
[signature page follows]

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      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective duly authorized officers as of the day and year first written above.

ALLERGAN, INC.

By:	/s/ Douglas S. Ingram

Name: Douglas S. Ingram

Title:	Executive Vice President,

General Counsel and Secretary

BANNER ACQUISITION, INC.

By:	/s/ Douglas S. Ingram

Name: Douglas S. Ingram
Title: Secretary

INAMED CORPORATION

By:	/s/ Nicholas L. Teti

Name: Nicholas L. Teti

Title:	Chairman, President and

Chief Executive Officer

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